BBB Foods Inc.

Río Danubio 51

Col. Cuauhtémoc

Mexico City, Mexico 06500

+52 (55) 1102-1200

February 7, 2024

VIA EDGAR

Mr. Scott Stringer

Mr. Lyn Shenk

Ms. Rucha Pandit

Mr. Dietrich King

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington D.C. 20549

Re:	BBB Foods Inc.

Acceleration Request for BBB Foods Inc.

Registration Statement on Form F-1

File No. 333-276589

Ladies and Gentlemen:

Pursuant to Rule 461 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), BBB Foods Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on February 8, 2023, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact S. Todd Crider at (212) 455-2664 or Kirsten L. Davis at (212) 455-2911 of Simpson Thacher & Bartlett LLP.

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U.S. Securities and Exchange Commission	-2-	February 7, 2024

Very truly yours,

BBB FOODS INC.

By:	/s/ K. Anthony Hatoum
Name: K. Anthony Hatoum
Title: Chief Executive Officer